UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                       to

Commission file number 1-15525

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Edwards Lifesciences Corporation
401(k) Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Edwards Lifesciences Corporation

One Edwards Way
Irvine, California 92614
(949) 250-2500

Edwards Lifesciences Corporation

401(k) Savings and Investment Plan

Index to Financial Statements and Supplemental Schedule

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2013 and 2012	3
Notes to Financial Statements	4
Supplemental Schedule	14
Signature	15
Exhibits:
23—Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative and Investment Committee
for the Edwards Lifesciences Corporation Employee Benefit Plans

We have audited the accompanying statements of net assets available for benefits of Edwards Lifesciences Corporation 401(k) Savings and Investment Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Edwards Lifesciences Corporation 401(k) Savings and Investment Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule H – Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

/s/ HEIN & ASSOCIATES LLP
Irvine, California

June 25, 2014

Edwards Lifesciences Corporation

401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Investments in Master Trust, at fair value	$429,989,030	$395,717,779
Notes receivable from participants	8,564,062	8,421,969
Dividends and interest receivable	28,990	29,790
Contributions receivable	99,760	105,240
Net assets available for benefits, at fair value	438,681,842	404,274,778

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	(853,541)	(3,141,355)

NET ASSETS AVAILABLE FOR BENEFITS	$437,828,301	$401,133,423

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Corporation

401(k) Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2013	2012
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of Master Trust	$5,744,104	$50,189,651
Dividends	7,946,742	4,504,645
Interest	1,463,631	2,162,103
Interest income on notes receivable from participants	360,184	337,982
Total investment income	15,514,661	57,194,381
Contributions:
Participant contributions	23,791,938	21,028,556
Company contributions	11,256,248	9,786,049
Rollover contributions	4,577,458	3,564,744
Total contributions	39,625,644	34,379,349
Total additions	55,140,305	91,573,730
Deductions from net assets attributed to:
Benefits paid to participants	18,345,766	19,424,117
Administrative expenses	99,661	104,950
Total deductions	18,445,427	19,529,067
Net increase in net assets available for benefits	36,694,878	72,044,663
Net assets available for benefits:
Beginning of year	401,133,423	329,088,760
End of year	$437,828,301	$401,133,423

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Edwards Lifesciences Corporation 401(k) Savings and Investment Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution retirement plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  Participation in the Plan is available to employees of Edwards Lifesciences Corporation (the “Company”) who have met certain eligibility requirements, as described below.

Eligibility

Employees become eligible to participate in the Plan on the thirty-first day after an employee is credited with an hour of service.  Eligible individuals are those who are U.S. employees of the Company, or a subsidiary, division, or facility of the Company that has adopted the Plan, other than:

1.              U.S. employees covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan;

2.              Employees otherwise excluded from the groups of employees to whom the Plan is extended;

3.              Leased employees who are employed by another company that provides services to Edwards;

4.              Individuals who perform services under a written or verbal agreement that classifies them as independent contractors or that otherwise contains a waiver of participation in the Plan, regardless of such individual’s employment status under common law;

5.              Any employee classified as a “proctor” who is hired in conjunction with the the Company’s transcatheter heart valve products; and

6.              Individuals employed by an employer whose entire amount of non-imputed U.S. source income is paid to a U.S. taxing authority.

Plan Administration

The Plan is administered by the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans (the “Committee”).  The Committee has authority, responsibility, and control over the management of the assets of the Plan.  Members of the Committee are appointed by the Board of Directors of the Company and are employees of the Company.  ING National Trust (“Trustee”) serves as trustee of the Plan’s assets and ING Institutional Plan Services provides record keeping services for the Plan.

Contributions

The Plan allows tax deferred contributions intended to qualify under Section 401(k) of the Internal Revenue Code (“IRC”).  Eligible participants may make pre-tax and/or Roth contributions up to 25% of their eligible annual compensation within certain limitations.  The Company matches the first 3% of the participant’s annual eligible compensation contributed to the Plan on a dollar-for-dollar basis.  The Company matches the next 2% of the participant’s annual eligible compensation to the Plan on a 50% basis.  In addition, if a participant is age 50 or older, the participant is allowed to make additional catch-up contributions within certain IRC limitations.  Certain employees are also eligible for transitional contributions related to the Company’s spin-off from Baxter International, as described more fully in the Plan document.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and the allocation of the participant’s share of the Plan’s net earnings and losses, net of certain investment management fees.  Allocations are based on participant account balances, as defined.

Vesting

Participants are immediately fully vested in their Plan accounts (other than their Company matching contributions) plus actual earnings thereon.  Vesting in a participant’s Company matching contributions plus actual earnings thereon is based on years of continuous service.  A participant vests in Company matching contributions in annual increments of 20% and, therefore, is 100% vested after five years of credited service.  Upon termination of service due to death, disability, or attainment of normal retirement age, a participant shall become fully vested.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions in any of the following investment options within the Master Trust:

Commingled Funds:

Invesco Stable Value Trust Fund—The fund invests in a diversified portfolio of investment contracts issued by high quality banks and insurance companies.

American Century Inflation-Adjusted Bond Institutional Fund—The fund invests at least 80% of its assets in inflation-adjusted debt securities including inflation-indexed securities issued by the U.S. Treasury, by other U.S. government agencies and instrumentalities, and by non-U.S. government entities such as corporations.

PIMCO Total Return Fund—The fund invests, under normal circumstances, at least 65% of its assets in fixed income securities.

SSgA Moderate Strategic Balanced Fund—The fund invests in a broad diversification of major global asset classes.

SSgA S&P 500 Flagship Fund— The fund invests in all 500 stocks of the S&P 500 Index in proportion to their weightings in the index.

Invesco Growth and Income Fund—The fund invests primarily in income-producing equity securities, including common stocks and convertible securities (although investments are also made in nonconvertible preferred stocks and debt securities).

American Funds Growth Fund of America—The fund invests primarily in common stocks.  It may invest a portion of its assets in securities of issuers domiciled outside the U.S., and not included in the S&P’s 500 Composite Index, and up to 10% of assets in lower quality nonconvertible securities.

T. Rowe Price Blue Chip Growth Fund—The fund will normally invest at least 80% of assets in the common stocks of large- and medium-sized blue chip growth companies. It focuses on companies with leading market position, seasoned management, and strong financial fundamentals. The fund invests most assets in U.S. common stocks, but it may also purchase other securities including foreign stocks, futures, and options.

SSgA S&P Mid Cap Index Fund—The fund invests in all 400 stocks of the S&P 400 MidCap Index in proportion to their weightings in the index.

Dreyfus Small Cap Stock Index Fund—The fund invests in a representative sample of stocks included in the S&P SmallCap 600 Index, and in futures whose performance is tied to the index.

Columbia Small Cap Value II Fund—The fund invests at least 80% of assets in equity securities of U.S. companies within the Russell 2000 Value Index that are believed to have the potential for long-term growth.

BlackRock Small Cap Growth Equity Institutional Fund—The fund invests at least 80% of assets in equities issued by U.S. small capitalization companies whose market capitalizations are within the range of market capitalizations of companies in the Russell 2000 Growth Index.

AllianzGI NFJ International Value Fund—The fund invests primarily in common stocks and other equity securities of non-U.S. companies with market capitalizations greater than $1 billion.  The fund may invest up to 50% of assets in emerging market securities.

SSgA EAFE Index Fund—The fund invests in equity securities of companies outside the United States, seeking to match closely the performance of the Morgan Stanley Capital International, Europe, Australia, Far East Index while providing daily liquidity.

Oppenheimer International Growth Y Fund—The fund invests primarily in the common stock of growth companies that are domiciled or have their primary operations outside of the U.S.  It may invest 100% of its assets in securities of foreign companies.

Janus Overseas Fund—The fund invests primarily in foreign equity and debt securities of issuers from countries outside of the U.S.

Vanguard Target Retirement Income Fund—The fund uses an asset allocation strategy designed for investors currently in retirement. It typically allocates 70% of assets to bonds and 30% to stocks.

Vanguard Target Retirement 2010 Fund—The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2010. It typically allocates 40% of assets to stocks and 60% to bonds.

Vanguard Target Retirement 2015 Fund—The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2015. It typically allocates 55% of assets to stocks and 45% to bonds.

Vanguard Target Retirement 2020 Fund—The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2020. It typically allocates 65% of assets to stocks and 35% to bonds.

Vanguard Target Retirement 2025 Fund—The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2025. It typically allocates 70% of assets to stocks and 30% to bonds.

Vanguard Target Retirement 2030 Fund—The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2030. It typically allocates 80% of assets to stocks and 20% to bonds.

Vanguard Target Retirement 2035 Fund—The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2035. It typically allocates 85% of assets to stocks and 15% to bonds.

Vanguard Target Retirement 2040 Fund—The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2040. It typically allocates 90% of assets to stocks and 10% to bonds.

Vanguard Target Retirement 2045 Fund—The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2045. It typically allocates 90% of assets to stocks and 10% to bonds.

Vanguard Target Retirement 2050 Fund—The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2050. It typically allocates 90% of assets to stocks and 10% to bonds.

Self-Managed Funds:

Self-Managed Funds—This is a brokerage option that allows participants to invest in a variety of mutual funds and equity securities.

Common Stock Funds:

Edwards Lifesciences Corporation Stock Fund—The fund invests in Edwards Lifesciences Corporation common stock.  Voting rights are passed through to individual participants.

Baxter Common Stock Fund (for certain eligible employees)—The fund invests in Baxter International common stock.  Effective April 1, 2000, participants could no longer elect that contributions be invested in the fund, nor could they transfer any existing account balances into the fund.

Notes Receivable from Participants

Participants may borrow an amount ranging from a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances.  The notes bear interest based on the applicable prime rate at the time of issuance plus 1%, which interest rates presently range from 4.3% to 6.0%, and have a maximum term of five years (or ten years if used to acquire a home).  The loans are collateralized by the participants’ vested interest in their accounts and any additional collateral as the Committee may require.  Principal and interest are generally paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service or otherwise becoming eligible to receive benefits, a participant may elect to (1) receive a lump-sum amount equal to the value of the participant’s account, (2) receive periodic installments, or (3) transfer the balance in the participant’s account to another qualified plan.  Vested accounts of $1,000 or less will be automatically paid in a lump-sum amount.  Vested accounts between $1,000 and $5,000 will be automatically distributed into an individual retirement account designated by the Committee if the participant does not elect within 90 days to (1) have such distribution paid directly to an eligible retirement plan specified by the participant, or (2) receive the distribution directly in accordance with the Plan.

A participant may make withdrawals from the participant’s accounts (except as provided in the Plan document) if the participant is over age 59 ½, is fully vested and has completed five years of Plan participation.  Withdrawals may also be made for financial hardship, which is determined pursuant to the provisions of the IRC.  Upon making a hardship withdrawal, a participant may not make additional pre-tax contributions for a period of 6 months from the date of the withdrawal payment.

Administrative Expenses

Substantially all investment manager, trustee, and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

Forfeitures

A participant’s non-vested balance is forfeited at the time of termination of employment.  Such forfeitures may be used to offset future Company matching contributions.  Forfeitures of $66,830 and $348,626 were used to reduce Company matching contributions during 2013 and 2012, respectively.  Forfeitures outstanding were approximately $463,313 and $20,218 at December 31, 2013 and 2012, respectively.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The investment in the Master Trust (see Note 4) is valued at the net asset value (“NAV”) of the underlying investments within the Master Trust.  The Master Trust’s assets are primarily invested in funds managed by the Trustee through a commingled employee benefit funds trust.  Units have been purchased in funds which invest primarily in securities of major U.S. companies, international equity securities in both developed and emerging markets, and government agency fixed income securities.

Purchases and sales of securities are recorded by the Master Trust on a trade-date basis.  Realized gains and losses for security transactions are reported using the average cost method.  Net appreciation in the Master Trust includes realized gains and losses on the sale of investments, and unrealized appreciation or depreciation.  Interest and dividend income are recorded on an accrual basis, and dividends are recorded on the ex-dividend date.

The Plan invests in investment contracts through participation in the Invesco Stable Value Trust Fund (“Stable Value Fund”), a common collective trust fund.  The accounting guidance requires that investment contracts held by a defined contribution plan be reported at fair value.  However, contract value is the relevant measurement criteria for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Accordingly, the Statements of Net Assets Available for Benefits reflect these investments at fair value, with a corresponding adjustment to reflect the investments at contract value.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued interest.  Delinquent participant loans are treated as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements.  Changes in such estimates may affect amounts reported in future periods.

Risks and Uncertainties

The Plan provides for various investment options in any combination of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

The Plan’s Stable Value Fund, a common collective trust fund, invests in a variety of investment contracts such as guaranteed investment contracts, bank investment contracts, and a wrapped portfolio of fixed income instruments. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Value Fund at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan administrator does not believe that the occurrence of any such event is probable.

3.      Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  The Company prioritizes the inputs used to determine fair values in one of the following three categories:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Inputs, other than quoted prices in active markets, that are observable, either directly or indirectly.

Level 3 – Unobservable inputs that are not corroborated by market data.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table summarizes the Plan’s financial instruments which are measured at fair value on a recurring basis as of December 31, 2013 and 2012:

December 31, 2013

Assets	Level 1	Level 2	Level 3	Total
Common/collective trust funds
Stable value fund	$—	$69,513,997	$—	$69,513,997
Large cap equity fund	—	44,075,773	—	44,075,773
International equity fund	—	25,559,624	—	25,559,624
Balanced fund	—	22,262,477	—	22,262,477
Small/mid cap equity fund	—	20,661,097	—	20,661,097
Common stock	107,928,628	—	—	107,928,628
Mutual funds
Lifecycle target date blended funds	48,752,186	—	—	48,752,186
Large cap equity funds	41,960,923	—	—	41,960,923
Small/mid cap equity funds	25,419,828	—	—	25,419,828
Fixed income funds	19,088,894	—	—	19,088,894
International equity funds	4,076,025	—	—	4,076,025
Balanced funds	148,509	—	—	148,509
Money market funds	—	541,069	—	541,069
	$247,374,993	$182,614,037	$—	$429,989,030

December 31, 2012

Assets	Level 1	Level 2	Level 3	Total
Common/collective trust funds
Stable value fund	$—	$85,771,251	$—	$85,771,251
Large cap equity fund	—	31,255,714	—	31,255,714
International equity fund	—	18,356,323	—	18,356,323
Balanced fund	—	18,195,416	—	18,195,416
Small/mid cap equity fund	—	12,764,064	—	12,764,064
Common stock	124,818,150	—	—	124,818,150
Mutual funds
Lifecycle target date blended funds	32,093,331	—	—	32,093,331
Large cap equity funds	27,806,955	—	—	27,806,955
Small/mid cap equity funds	16,381,874	—	—	16,381,874
Fixed income funds	24,425,599	—	—	24,425,599
International equity funds	2,009,933	—	—	2,009,933
Balanced funds	74,247	—	—	74,247
Money market funds	—	1,764,922	—	1,764,922
	$227,610,089	$168,107,690	$—	$395,717,779

Common/collective trust funds and money market funds are valued using the NAV provided by the administrator of the fund.  The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  Common/collective trust funds and money market funds  are categorized as Level 2 as the NAV unit price is not quoted in an active market.  However, the unit price is based on underlying investments which are either traded on an active market or are valued based on observable inputs such as market interest rates and quoted prices for similar securities. As of December 31, 2013, there were no unfunded commitments related to common/collective trust funds or money market funds.  Investments in these funds can be redeemed daily and, in general, do not have a redemption notification period.  For the Stable Value Fund, investments can be held in the fund for up to 24 months from the date of a redemption request.  It is not probable that investments in these funds would be sold at amounts that differ materially from the NAV of the units held.

Common stock and mutual fund investments are valued at fair value based on quoted market prices reported on the active markets on which the individual securities are traded, and are categorized as Level 1.  During the years ended December 31, 2013 and 2012, there were no transfers in or out of Levels 1 or 2 of the fair value hierarchy.

4. Investments

The Master Trust, held by ING National Trust, holds the assets of the Plan and the Edwards Lifesciences Technology SARL Retirement Savings Plan.

The accompanying Statements of Net Assets Available for Benefits reflect the apportioned share of the underlying Plan assets and liabilities of the Trust.  Allocations of net income from the Trust are based on the Plan’s net assets at the beginning of the year with adjustments for contributions and benefit payments made during the year.

Summarized financial information for the Trust as of December 31 is as follows:

	December 31,
	2013	2012
Net assets held by Master Trust, at fair value:
Common/collective trust funds	$198,284,418	$180,705,342
Mutual funds	143,102,143	106,158,859
Common stock funds	113,003,680	133,298,267
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(971,190)	(3,517,966)
Net assets available for benefits, at contract value	$453,419,051	$416,644,502
% of Plan net assets held by Master Trust	94.64%	94.22%

Investment income from Master Trust investments for the years ended December 31, 2013 and 2012 is as follows:

	Years Ended December 31,
	2013	2012
Net (depreciation) appreciation in fair value:
Common stock funds	$ (34,199,772)	$ 35,079,699
Common/collective trust funds	22,225,934	9,132,788
Mutual funds	17,346,121	8,254,464
Dividend income	8,212,237	4,736,723
Interest income	1,624,740	2,378,752
Investment income	$ 15,209,260	$ 59,582,426
% of Plan investment income from Master Trust	99.64%	95.42%

The only investment that represents 5% or more of the Plan’s net assets available for benefits at December 31, 2013 and 2012 was the Plan’s interest in the Master Trust.

5. Distribution Priorities upon Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce, suspend, or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon termination of the Plan, the account balance of each participant will become 100% vested and all assets, net of expenses, will be distributed to the participants or the participants’ beneficiaries.

6. Tax Status of the Plan

The Company has received a favorable determination letter from the Internal Revenue Service (“IRS”) on the Plan’s federal income tax status.  Although the Plan has since been amended, the Plan Administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and  has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to tax examinations for years prior to 2010.

7. Exempt Party-in-Interest Transactions

Parties-in-interest are defined under the Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, an employer whose employees are covered by the Plan, and certain others.  At December 31, 2013 and 2012, the Plan, through its investment in the Master Trust, held shares of common stock of the Company, as follows:

	2013	2012
Shares of Edwards Lifesciences stock held by Plan	1,504,169	1,298,147
Value of Edwards Lifesciences stock held by Plan	$98,914,177	$117,053,948
Plan’s investment in Edwards Lifesciences stock as percentage of total net assets available for benefits	22.6%	29.2%

Also, certain assets of the Master Trust are loans to Plan participants.  These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the years ended December 31, 2013 and 2012:

	2013	2012
Statement of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements	$437,828,301	$401,133,423
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	853,541	3,141,355
Net assets available for benefits per Form 5500	$438,681,842	$404,274,778

	2013	2012
Statement of Changes in Net Assets Available for Benefits:
Net increase in net assets available for benefits per the financial statements	$36,694,878	$72,044,663
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,141,355)	(2,056,448)
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	853,541	3,141,355
Net asset conversions	(68,924)	—
Net income per Form 5500	$34,338,140	$73,129,570

Edwards Lifesciences Corporation
401(k) Savings and Investment Plan
Schedule H – line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2013

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current value
*	Notes Receivable from Participants	Varying maturity dates with interest rates ranging from 4.3% to 6.0%	—	$ 8,564,062
	Edwards Lifesciences Corporation 401(k) Savings and Investment Trust	Master Trust—Commingled and Common Stock Funds	—	$429,135,489

*                    Party-in-interest for which a statutory exemption exists.

**             Cost information is not required for participant-directed investments and therefore has not been included in this schedule.

SIGNATURE

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDWARDS LIFESCIENCES CORPORATION 401(K) SAVINGS AND INVESTMENT PLAN

June 25, 2014	By:	/s/ CHRISTINE Z. MCCAULEY
Christine Z. McCauley
Member of the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans

EXHIBIT INDEX

Exhibits are identified below.  Exhibit 23 is filed herein as an exhibit hereto.

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm—Hein & Associates LLP